SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001 -65
Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	At 10:30 a.m. on December 21, 2007, at the Company’s headquarters at Rua Verbo Divino, 1356, São Paulo – SP.

Attendance:	Directors representing the necessary quorum as per the signatures below.

Presiding:	Jorge Luiz de Barros Nóbrega – President. João Adalberto Elek Junior – Secretary.

Resolutions:

The Board Members approved a Company Bond issue of up to US$200,000,000.00 (two hundred million United States dollars), with a maturity of more than 10 (ten) years, at an indicative cost of 8.0% per year. The Company’s Board of Executive Officers was authorized contract the financial institution, consulting firm and other related services and implementing said operation, as well as taking all the necessary measures and signing all the documentation needed for same, respecting the Finance Committee’s choice of the financial institution to lead the issue and the financial terms negotiated by it.

Closure:

There being no further business to discuss, the meeting was brought to a close and these present minutes were drawn up, read, approved and signed by all the Board members present, as well as the Secretary and the invitee.

MINUTES OF NET SERVIÇOS DE COMUNICAÇÃO S.A BOARD OF
DIRECTORS’ MEETING OF DECEMBER 21, 2007

Signatures:

Jorge Luiz de Barros Nóbrega (Chairman), João Adalberto Elek Junior (Secretary), Rossana Fontenele Berto, Stefan Alexander, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, Isaac Berensztejn, Mauro Szwarcwald and Ivan Magalhães Júnior.

This is a free translation of the minutes of the meeting held on this date at 10:30 a.m. drawn up in the Company’s records

São Paulo – SP, December 21, 2007.

João Adalberto Elek Junior
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 08, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.